November 01, 2010

Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

RE:	China Fire & Security Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Forms 10-Q for the Fiscal Year Ended March 31, 2010 and June 30, 2010
File No. 1-33588

Dear Mr. O’Brien：

On behalf of China Fire & Security Group, Inc. ("CFSG"), we hereby submit this response in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission") set forth in the Staff's letter, dated October 1, 2010, with respect to our annual report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form-10K)) and Forms 10-Q for the Fiscal Year Ended March 31, 2010 and June 30, 2010.

We understand and agree that:

●	CFSG is responsible for the adequacy and accuracy of the disclosure in the filings
●	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
●	CFSG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 3

General

1.
In future filings, please disclose the dollar amount of backlog believed to be firm, as of a recent date, and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current fiscal year and the period over which you expect to realize backlog. Please refer to Item 101 (C) (viii) of Regulation S-K. In this regard, we note your reference to “large backlog” in your presentation filed as an exhibit to the form 8-K filed on September 14, 2010.

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Response:

We confirmed that in future filings we will disclose the dollar amount of backlog believed to be firm, as of a recent date, and as of a comparable date in the preceding fiscal year, together with an indication of the portion not reasonably expected to be filled within the current fiscal year and the period over which we expect to realize the backlog.

Our Marketing Efforts, page 9

2.
Your disclosure indicates that your have signed an additional two OEM manufacturing agreements with another two multinational companies under confidential terms. If sales to either multinational company equal 10% or more of China Fire & Safety Group’s consolidated revenues and the loss of that company would have a material adverse effect on China Fire & Safety Group and its subsidiaries taken as a whole, disclose in future filings the name of that company and its relationship, if any, with China Fire & Safety Group or its subsidiaries. See Item 101 (c) (1)(vii) of Regulation S-K. Additionally, file the agreement with that company as an exhibit in future filings. See Item 601 (b)(10) of Regulation S-K.

Response:

The sales to the two multinational companies, Shanghai Kidde Fire Protection Trading Co., Ltd and GE Shanghai Trading Co., Ltd, through OEM manufacturing agreements in 2009 were approximately $0.3 million and $0.2 million respectively, which was less than 10% of China Fire & Safety Group’s consolidated revenues. The loss of these two companies’ sales would not have a material adverse effect on China Fire & Safety Group and its subsidiaries taken as a whole.

We confirmed that in future filings we will disclose the name of that the company and its relationship if the sales to the company equal 10% or more of China Fire & Safety Group’s consolidated revenues and the loss of that company would have a material adverse effect on China Fire & Safety Group and its subsidiaries taken as a whole and file the agreement with that company as an exhibit.

Material and Parts Supply, page 9

3.
We note that you enter into long-term contracts with certain of your suppliers to lock in prices. Please clarify your disclosure in future filings to state whether your long-term supply contracts contain minimum purchase requirements. To the extent that you do have unconditional purchase obligations, please provide the disclosures required by ASC 440-10-50-4 and 440-10-50-5. Finally, please also include these contractual obligations in your MD&A disclosure in accordance with Item 303 (A)(5) of Regulation S-K in future filings.

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Response:

The long-term supply contracts that we entered before with our suppliers don’t contain any minimum unconditional purchase requirements.

We confirmed that we will clarity our disclosure in future filings to state whether our long-term supply contracts contain minimum purchase requirements. And we will include the contractual obligations, if any, in our MD&A disclosure.

Item 1 A. Risk Factors, page 11

Our Common Stock may be considered to be a “penny stock”…, page 20

4.	It does not appear that China Fire & Safety Group’s common stock is a penny stock. If China Fire & Safety Group’s common stock is not a penny stock, remove this risk factor in future filings.

Response:

As we understand that it does not appear that China Fire & Security Group’s common stock is or will be a penny stock, we will remove the below risk factor in our future fillings.

“Our Common Stock may be considered to be a “penny stock” and, as such, the market for our Common Stock may be further limited by certain SEC rules applicable to penny stocks. To the extent the price of our common stock remains below $5.00 per share, we have net tangible assets of $2,000,000 or less, or if we fall below certain other thresholds, our common shares will be subject to certain “penny stock” rules promulgated by the SEC. Those rules impose certain sales practice requirements on brokers who sell penny stocks to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000). For transactions covered by the penny stock rules, the broker must make a special suitability determination for the purchaser and receive the purchaser’s written consent to the transaction prior to the sale. Furthermore, the penny stock rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices and disclosure of the compensation to the brokerage firm and disclosure of the sales person working for the brokerage firm. These rules and regulations adversely affect the ability of brokers to sell our common shares and limit the liquidity of our securities.”

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Item 3. Legal Proceedings, page 21

5.
In future filings, when describing material legal proceedings, please include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought. Please refer to Item 303 of Regulation S-K.

Response:

So far, all the claims of the legal proceedings that we involved in are less than $10,000, which are immaterial to our business.

We confirmed that in future if there is any material legal proceeding that we involved in, we will disclose the name of the court or agency in which the proceeding is pending, the date instituted, the principal parties thereto, a description of the factual basis alleged to underlie the proceeding, and the relief sought in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical Accounting Policies and Estimates, page 24

6.         The disclosures you have provided for each your identified critical estimates appear to provide investors with a discussion as to how you are accounting for these items in accordance with US GAAP rather than providing investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements. In future filings, please advise the disclosures for each of your critical estimates made in preparing your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Please ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates; including an explanation as to how your arrived at the assumption used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available.

Response:

In future filings, we will add below disclosure to further discuss the critical estimates we applied and the assumptions used to make the critical estimates.

“Certain of the Company’s accounting policies require higher degree of judgment than others in their application. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

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- Revenue recognition of total solution contracts: Historically more than 70% of our revenues are derived from long-term, fixed price total solution contracts for which revenues and estimated profits are recognized using the percentage of completion method of accounting. Under this method revenue recognized based upon the ratio that incurred costs to date bear to total estimated contract costs at completion with related cost of sales recorded as costs are incurred. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Selling and administrative costs are charged to expense as incurred. Risks and uncertainties inherent in the estimation process could affect the amounts reported in our financial statements. The key assumptions used in the estimate of costs to complete relate to the unit material cost, the quantity of materials to be used, the installation cost and those indirect costs related to contract performance. The estimate of unit material cost is reviewed and updated on a quarterly basis, based on the updated information available on the supply markets. The estimate of material quantity to be used for completion and the installation cost is also reviewed and updated on a quarterly basis, based on the updated information on the progress of projection execution. If the supply market conditions or the progress of projection execution were different, it is likely that materially different amounts of contract costs would be used in the percentage of completion method of accounting. Thus the uncertainty associated with those estimates may impact our consolidated financial statements.

- Allowance for doubtful accounts.  We establish an allowance for doubtful accounts based on management’s assessment of the collectability of our account receivables. A considerable amount of judgment is required in assessing the amount of the allowance. We consider the historical level of credit losses, apply percentages to aged receivable categories, make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitor current economic trends that might impact the level of credit losses in the future.  If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provision policy to make allowance equivalent to the sum of 3% of amount of account receivables less than 1 year, 15% of amount of account receivable between 1 year to 2 years, 40% of amount of account receivable between 2 years to 3 years and 100% of amount of account receivable above 3 years. Additional specific provision is made against account receivables to the extent which they are considered to be doubtful.

Bad debts are written off when identified. We do not accrue any interest on accounts receivable. Historically, losses from uncollectible accounts have not deviated from the general allowance estimated by the management and no bad debts have been written off directly to the profit and loss.  This general provisioning policy has not changed in the past since establishment and the management considers that the aforementioned general provisioning policy is adequate and does not expect to change this established policy in the near future.  Any changes on the estimates on our general provision policy could have a material effect on our results of operations.

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- Valuation of Long-Lived Assets. We assess the impairment of long-lived assets, which include goodwill, identifiable intangible assets, and property and equipment (“P&E”), at least annually for goodwill or whenever events or changes in circumstances indicate that the carrying value may not be recoverable for all long-lived assets. Changes in the underlying business could adversely affect the fair value of the enterprise and intangible asset and P&E asset groups. Important factors which could require an impairment review include: (i) underperformance relative to expected historical or projected future operating results; (ii) changes in the manner of use of the assets or the strategy for our overall business; (iii) negative industry or economic trends; (iv) our enterprise fair value relative to net book value.

Our impairment evaluation of identifiable intangible assets and P&E includes an analysis of estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over the remaining estimated useful lives, we record an impairment loss in the amount by which the carrying value of the assets exceeds the fair value. We determine fair value based on either market quotes, if available, or discounted cash flows using a discount rate commensurate with the risk inherent in our current business model for the specific asset being valued. Major factors that influence our cash flow analysis are our estimates for future revenue and expenses associated with the use of the asset. Different estimates could have a significant impact on the results of our evaluation. If, as a result of our analysis, we determine that our amortizable intangible assets or other long-lived assets have been impaired, we will recognize an impairment loss in the period in which the impairment is determined. Any such impairment charge could be significant and could have a material negative effect on our results of operations.

- Share-based Compensation. We applied ASC 718, Compensation - Stock Compensation (formerly SFAS No. 123R, Share-Based Payment). ASC 718 requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected share option exercise behaviors, risk-free interest rate and expected dividends. The volatility of the Company’s common stock was estimated by management based on the historical volatility of our common stock, the risk free interest rate was based on Treasury Constant Maturity Rates published by the U.S. Federal Reserve for periods applicable to the expected life of the share option, the expected dividend yield was based on the Company’s current and expected dividend policy, and the projected share option exercise behaviors is based on one-half of the sum of the vesting period and the contractual life of each share option.  This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date.

Any uncertainty associated with these assumptions may impact our consolidated financial statements might affect our valuation when the options are granted

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Results of Operations, page 27

7.
We note that you introduced new products during fiscal year 2009 and are working towards expanding your business into new markets/industries. We note that you may not be able to recognize the same gross margins on these new markets/industries as you earn form your current markets/industries. In future filings, please provide investors with an understanding as to how the introduction of new products and entry into new markets/industries has impacted your revenues and gross margins. Please refer to Item 303 (A)(3) of Regulation S-K for guidance.

Response:

In 2009, iron and steel industry was the Company’s largest verticals contributing approximately 75% of revenue. Based on the Company’s strategy, we are working towards further expanding our business into other verticals including conventional power plants, power transmission (grid), nuclear power plants, petroleum and natural gas, petrochemical, transportation (subways, highway tunnels, high speed trains), ships and marine, telecommunications carriers. We believe that the introduction of new products and entry into new verticals may positively impact our revenue, but in the mean time negatively impacted our gross margins. The reason for the lower gross margins in other industries is due to a lower percentage of our self-manufactured proprietary products would be used in other industries than that in iron and steel industry, since the products required in the total solutions by the fire codes for the iron and steel are our self-manufactured high-end products which are associated and protected with the Company’s intellectual properties. Because the fire codes for other industries in China is not as strict as the fire codes in iron and steel industry, therefore, more third-party manufactured products can be used in other industries

We confirmed that in future filings we will provide investors with an understanding as to how the introduction of new products and entry into new markets/industries may impact our revenue and gross margins.

8.
With reference to your discussion and analysis of gross margin of system contracting projects, please clarify in future filings whether the projects from iron and steel industry typically use your self-manufactured propriety products and the other industries in which your service typically use a third-party manufactured proprietary products. If this is not the case, please provide investors with a better understanding as to why the total solutions contracts in the iron and steel industry executed during fiscal year 2009 included the use of a higher percentage of your self-manufactured proprietary products, which resulted in a higher gross margin for fiscal year 2009. Please also disclose the percentage of your sales that relate to the iron and steel industry, the traditional power generation industry, the petrochemical industry, and the nuclear power industry to allow investors to better understanding your contracting mix for each period presented. Please refer to Item 303 (A)(3) of Regulation S-K for guidance.

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Response:

We confirmed that in future filings we will clarify that the projects from iron and steel industry typically use more self-manufactured propriety products and the other industries in which we service typically use the third-party manufactured products. The main reason for the use of a higher percentage of our self-manufactured proprietary products in iron and steel than in other industries is because that the products required in the total solutions by the fire codes for the iron and steel are our self-manufactured high-end products which are associated and protected with the Company’s intellectual properties. Since the fire codes for other industries in China is not as strict as the fire codes in iron and steel industry, therefore, more third-party manufactured products can be used in other industries.

Out of the system contracting revenue of $63 million during the year 2009, iron and steel industry was the major industry, contributing $55 million or approximately 87% of total revenue of the Company, while traditional power generation contributed approximately $6.5 million or approximately 10% of revenue. Petrochemical, nuclear and other verticals together represented the remaining $1.8 million or 3% of revenue.

9.
With reference to your discussion and analysis of gross margin of product sales, we note that the decline relates to a lower percentage of self-manufactured proprietary products being sold. We further note that this trend has continued into the first half of fiscal year 2010 to a much greater extent. In future filings, please provide investors with a better understanding as to why there has been a shift in sales from the products that you manufacture to products that are manufactured by third parties. Please also disclose the percentage of product sales that related to self-manufactured proprietary products, and the percentage of product sales that related to third party products. Please refer to 303 (A)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

We confirmed that in the future filings we will provide investors with a better understanding as to why there has been a shift in sales from the products that we manufacture to products that are manufactured by third parties.

Out of our product sales of $15.7 million during the year 2009, there are 52% of product sales that related to self-manufactured proprietary products, and 48% of product sales that related to third party products.

Out of the products sales in the first half of year 2010, the percentage of the self-manufactured proprietary products decreased to 44%, comparing to 52% for the same period of fiscal year 2009. The main reason for the shift in sales from the products that we manufacture to products that are manufactured by third parties is that the percentage of product sales from iron and steel industry declined to 8% in the first half of fiscal year 2010, comparing to 15% for the same period of last year, as our product sales contracts from iron and steel industry typically use more self-manufactured propriety products than that from other industries. The lower product sales contribution from iron and steel industry in recent quarters was due to the industry-wide weakness in this industry.

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Liquidity and Capital Resources, page 32

10.
We note that account receivable, net includes $3.2 million related to your maintenance services. We further note that you recognized $2.9 million in revenues for your maintenance services during fiscal year 2009. Please ensure your discussion and analysis of the collectability of accounts receivables. Please also provide us with an understanding as to how you determined that the revenues for your maintenance services met the criteria for recognition. Please refer to ASC 605-10-25-1 (a) and 605-10-S99-1 for guidance.

Response:

We recognized our maintenance services contract in accordance to ASC 605-20-25-3 over the period in which seller is obligated to perform on a straight-line basis. The maintenance service contracts that we signed with our clients usually have a six month to two year service term with a fixed contract price. During the service period, we will provide our clients with our service to maintain their installed fire protection systems in an order operation including regular system-checking and problem-solving. We recognized the revenue from maintenance contracts over the maintenance period on a straight-line basis.

We also recognized the revenues in accordance to ASC 605-10-S99 which states that revenue generally is realized or realizable and earned when all of the following criteria are met:
1)	Persuasive evidence of an arrangement exists;
2)	Delivery has occurred or services have been rendered;
3)	The seller's price to the buyer is fixed or determinable;
4)	Collectability is reasonably assured.

As a definite maintenance contract with our clients is always signed prior to the commencement of our maintenance service, we believe that 1) a persuasive evidence of arrangement exists. During the service period, we will provide our clients with our service to maintain their installed fire protection systems in an order operation, therefore we believe that 2) the delivery of our service has occurred or our maintenance service have been rendered during each service period. 3) The price of maintenance service contract is always fixed in contract. 4) The collectability is reasonably assured as we are entitled to bill our clients for the service that we have rendered during each period. Based on the above analysis, we believe the revenues for your maintenance services met the criteria for recognition.

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The main reason for the higher account receivable relative to the revenue recognized for maintenance service were due to that most of our clients signing for maintenance service contract were the leading large-size State-Owned-Enterprises (SOE) in China’s iron and steel industry, who has a relatively strong credibility for payments. Thus, these accounts receivable has a high collectability and we allow our clients with a longer payment period.

In order to improve the collection of our accounts receivable, we have formed a special accounts receivable collection team internally. Not only do we assign accounts receivable quotas to each individual sales person, we also hold a weekly accounts receivable team calls to ensure full execution and effectiveness of our accounts receivable collection. We believe the enforcement in accounts receivable collection activity will improve our accounts receivable collection in the future.  We will continue to monitor this matter and consider for additional allowance for bad debt.

11.
We note that cost and estimated earnings in excess of billings (CIEB) is 30% of total current assets as of December 31, 2009. We also note CIEB significantly increased as of  December 31, 2009, compared to December 31, 2008. Given the significance of this line item to your liquidity, please provide investors with a more comprehensive understanding as to how you determined that CIEB is realizable. Specifically, your discussion and analysis should disclose to investors the amount that was subsequently billed to customers. If a material portion of CIEB was not subsequently billed, provide an explanation as to why. For any material amounts of CIEB related to claims and unapproved change orders, provide investors with a detailed explanation as to why you believe such amounts are collectible. Pleas refer to Article 5-02 (c) (4) of Regulation S-K, Item 303 of Regulation S-K, and Sections 206.02.a., 206.02.b.ii., and 501.13 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

Costs and estimated earnings in excess billings (CIEB) is the net difference between the aggregate values of recognized revenue versus the aggregate value of invoices billed.  This account reflects the timing difference between the date that we recognize revenue and the date that we bill to our customers. Our revenue recognized from total solution projects was based on the percentage of project’s completion, which most properly reflects the progress of total solution service we render to our clients, while the billing to our customers was based on the contract’s payment schedule of our clients.

As of December 31, 2009, the balance of CIEB was $36.6 million. During the first two quarters of 2010, out of the $36.6 million, there was $16.6 million invoice that has been billed to our clients. There was a material portion of CIEB was not subsequently billed yet. The reason for the increase in CIEB in recent quarters is mainly due to the clients’ prolonged inspection and approval period for the project completion in their administrative process, as China’s iron and steel industry experienced industry-wide weakness during the recent quarters. However, we believe that this industry-wide weakness in iron and steel industry is short-term. The ratio of CIEB relative to our total current will resume back to historical level when iron and steel industry recover from the industry weakness in future.

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We confirm that there is no any material amounts of CIEB related to claims and unapproved change orders.

We will disclose the above discussion in our future filings.

Item 8. Financial Statements and Supplementary Data, page 34
Quarterly Data (Unaudited), page 35

12.
In future filings, please include net income attributable to controlling interest. Please refer to Item 303 (A)(1) of Regulation S-K. Please also include disclosures for material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter. In this regard, we note that the gross margin recognized for the fourth quarter of fiscal year 2008 significantly exceeds the gross margin recognized for the fourth quarter of fiscal year 2009. Refer to Item 303 (A)(2) of Regulation S-K for guidance.

Response:

We confirmed that in future filings, we will include the net income attributable to controlling interest.

There were no material disposals and extraordinary, unusual or infrequently occurring items recognized in the fourth quarter of 2009, including the aggregate effect of year-end adjustments that are material to the results of the fourth quarter.

Our fourth quarter gross margin was 48.3%, versus a gross margin of 54.0% for the same period of 2008.  This is largely attributable to a lower percentage of our revenue coming from the iron and steel industry, which generally enjoys higher margins than projects from other industries. During the fourth quarter of 2009, the revenue contribution from iron and steel industry drop to 53% of the total revenue, compared to 74% in the same period of last year.

Item 11. Executive Compensation, page 41

Compensation Table, page 45

13.
Supplementally, please reconcile the amounts recorded in this table under option and restricted stock awards columns with the disclosure on page 43. For instance, we note the disclosure on page 43 that Mr. Yuan was not awarded equity pay in 2009. Please also explain how the grant date fair value was computed.

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Response:

On July 1, 2007, we issued 20,000 options to Mr. Yuan, who joined us as on the same day.  The options were vested over the following four years. We used the Black Scholes model to value the grant date fair value of the options at the time they were issued, based on the exercise price of $6.70, which was the close price of the Company’s stock on June 30, 2007 and expiration dates of the instruments and using a risk-free rate of 4.84% and the volatility of 40% that was estimated by analyzing the trading history of the Company’s stock. The 20,000 employee options had a fair value of $57,178, representing approximately $2.86 per share of option. The related compensation expense is recognized on a straight-line basis over the four year vesting period.

On page 43, we disclosed that “Equity Compensation: Per stock option agreement dated July 1, 2007, 5,000 shares of options with exercise price at $6.70 were vested to Mr. Xiaoyuan Yuan during the year of 2009. There is no additional equity based compensation for Xiaoyuan Yuan in 2009.” Since 5,000 shares of options were vested to Mr. Yuan in 2009 with fair value of $2.86 per option, the option awards to Mr. Yuan in 2009 was $14,300 as shown in disclosure on page 43.

Item. 13. Certain Relationships and Related Transactions and Director Independence, page 48

14.
In future filings in accordance with Item 404 (b) of Regulation S-K, please describe the registrant’s policies and procedures for the review, approval, or ratification of any transaction required to be reported under paragraph (a) of Item 404 of Regulation S-K

Response:

In the year of 2007, our Board approved and adopted its Policy of Related-Party Transactions. According to the policy, any related-party transactions with value above 30 million RMB (or $4.5 million) or 5% of total net asset, is required to obtain the approval of the board of directors as well as the annual shareholder meeting. Any related-party transactions with value between 3 million RMB (or $0.5 million) and 30 million RMB (or $4.5 million) or between 0.5% and 5% of total net asset, is required to obtain the approval of the board of directors. Any related party transaction with value less than 3 million RMB (or $0.5 million), is required to obtain the approval of the chief executive officer of the Company. Any related parties with the transaction should not participate in the approval process.

Signatures, page 50

15.
China Fire & Safety Group’s controller or principal accounting officer also must sign the annual report on Form 10-K. Further any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principle accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) General Instruction D(2) to Form 10-K, and revise in future filings.

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Response:

Mr. Brian was in the position of Chief Financial Officer as well as the Company’s controller while the Company issued their Form 10K for year 2009. As the Company’s Chief Financial Officer, Mr. Brian took the full responsibility of the accuracy of financial reports, while Mr. Robert Yuan, who is the Company’s Principal Accounting Officer, assisted Brian in this aspect.

Note 2-Summary of significant accounting policies, page F-7

16.
In future filings, please include your accounting policy for changes in estimates as it relates to the percentage-of-completion method. Please also disclose the impact of any material changes in estimates to your consolidated financial statements to the extent material. Please refer to ASC 605-35-25-85, 605-35-26, 605-35-50-9, and 205-10-50-4 for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

We will revise our footnotes in the revenue recognition section under sub note 1 as follow in our future filings:

Revenue from system contracting projects are recognized using the percentage-of-completion method of accounting and, therefore, take into account the costs, estimated earnings a revenue to date on contracts not yet completed. Revenue recognized is that percentage of the total contract price that cost expended to date bears to anticipated final total cost, based on current estimates of costs to complete. Contract costs include all direct material and labor costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs, and depreciation costs. Adjustments to the original estimates of the total contract revenue, total control cost, or extent of progress toward completion are often required as work progress.  Such changes and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements.

The key assumptions used in the estimate of costs to complete relate to the unit material cost, the quantity of materials to be used, the installation cost and those indirect costs related to contract performance. The estimate of unit material cost is reviewed and updated on a quarterly basis, based on the updated information available on the supply markets. The estimate of material quantity to be used for completion and the installation cost is also reviewed and updated on a quarterly basis, based on the updated information on the progress of projection execution. If the supply market conditions or the progress of projection execution were different, it is likely that materially different amounts of contract costs would be used in the percentage of completion method of accounting. Thus the uncertainty associated with those estimates may impact our consolidated financial statements

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Selling, general, and administrative costs are charged to expense as incurred. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the consolidated financial statements. Claims for additional contract costs are recognized upon a signed change order from the customer.

17.
We note your disclosures that one of your subsidiaries, Hua An Limited, sells software to your other subsidiaries. Further, it appears that your other subsidiaries use this software within your products. Finally, it appears as though you also offer your customers monitoring services related to your products and/or system contracting projects. Please provide us with a detailed analysis of your consideration of the guidance in ASC 985-605 (i.e., SOP 97-2) and ASC 605-25 (i.e., EITF 00-21) with regards to the impact these elements of your products and services has on your revenue recognition accounting policy. In addition to this analysis, please also provide us with your analysis as to the impact adoption of ASU 2009-13 and ASU 2009-14 on January 1, 2011, will have on your revenue recognition accounting policy. Finally, please provide us with the changes you intend to make to your current revenue recognition accounting policy to address the impact of the software elements of your products and/or services and monitoring services to revenue recognition.

Response:

ASC 985-605-15-3 states as below:
“the guidance applies to the following transactions and activities: a. Licensing, selling, leasing, or otherwise marketing computer software. b. Leases of software that include property, plant, or equipment, if the software is more than incidental to the property, plant, or equipment as a whole. c. Other arrangements for products or services that include software that is more than incidental to the products or services as a whole. Indicators of software that is more-than-incidental to a product as a whole include (but are not limited to): 1. The software is a significant focus of the marketing effort or is sold separately. 2. The vendor is providing postcontract customer support. 3. The vendor incurs significant costs that are within the scope of Subtopic 985-20.”

As our company does not sell, lease or market any computer software, therefore 985-605-15-3a doesn’t apply to our case. To determine whether 985-605-15-3b and 985-605-15-3c apply to our case, we need to discuss whether the software developed by Hua An Limited and embedded in our products to clients is more-than-incidental to the solution as a whole. Based on the indicators provided by guidance: 1. as the software developed by Hua An Limited and embedded in our products is uniquely designed for the proper operation of our customized hardware system and can’t be used for other products, therefore, the software is not a significant focus of our marketing effort and can’t be sold separately on market. 2. as our maintenance service focuses on the proper operation of our total hardware systems, which should not be confused with the “maintenance service” in software industry, therefore, the maintenance service that we provided doesn’t belong to the “postcontract customer support” defined in guidance. 3. as the development cost of the software developed by Hua An Limited and embedded in our products is immaterial to our business, therefore, the cost of the software does not incur any significant costs that are within the scope of Subtopic 985-20.

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Based on the above discussion, we conclude that the guidance in ASC 985-605 (i.e., SOP 97-2) has no impact on our revenue recognition accounting policy.

ASC 605-25-25-5 states as below:
“In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if all of the following criteria are met: a. The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s). b. There is objective and reliable evidence of the fair value of the undelivered item(s). c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.”

As the software developed by Hua An Limited and embedded in our products to clients is uniquely designed for the proper operation of our customized hardware systems and the software has no value on a standalone basis since it can’t be sold separately and the customer could not resell it, therefore, ASC 605-25-25-5a is not met. Thus the software shall not be considered a separate unit of accounting. Based on the above discussion, we conclude that the guidance in ASC 605-25 (i.e., EITF 00-21) has no impact on our revenue recognition accounting policy

Per ASC 2009-13, the amendment to ASC 605-25-25-5 states as below:
“In an arrangement with multiple deliverables, the delivered item or items shall be considered a separate unit of accounting if two of the following criteria are met: a. The delivered item or items have value to the customer on a standalone basis. The item or items have value on a standalone basis if they are sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. In the context of a customer's ability to resell the delivered item(s), this criterion does not require the existence of an observable market for the deliverable(s). b. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor”.

As we have discussed above, ASC 605-25-25-5a does not meet. Therefore, the software shall not be considered a separate unit of accounting. Based on the above discussion, we conclude the adoption of ASC 2009-13 will not impact on our revenue recognition accounting policy.

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Per ASC 2009-14, the amendment to ASC 985-603-15-3 states as below:
“The guidance in this Subtopic applies to the following transactions and activities:
a. Licensing, selling, leasing, or otherwise marketing computer software.
b. The software and software-related elements of arrangements that include software that is more-than-incidental to the products or services in the arrangement as a whole. Indicators that software is more-than-incidental to the products or services in an arrangement as a whole include (but are not limited to):
1. The software is a significant focus of the marketing effort or is sold separately.
2. The vendor is providing postcontract customer support.
3. The vendor incurs significant costs that are within the scope of Subtopic 985-20.
c. More-than-insignificant discounts on future purchases that are offered by a vendor in a software arrangement. More-than-insignificant discounts have all of the following characteristics:
1. Incremental to the range of discounts reflected in the pricing of the other elements of the arrangement
2. Incremental to the range of discounts typically given in comparable transactions
3. Significant.
If the discount or other concessions in an arrangement are more than insignificant, a presumption is created that an additional element or elements (as defined in paragraph 985-605-25-5) are being offered in the arrangement. Judgment is required when assessing whether an incremental discount is significant.
d. Arrangements to deliver software or a software system, either alone or together with other products or services, that require significant production, modification, or customization of software (see Subtopic 605-35). Paragraphs 985-605-25-88 through 25-107 provide guidance on applying contract accounting to certain arrangements involving software. If a software arrangement includes services that meet the criteria discussed in paragraph 985-605-25-78, those services should be accounted for separately.

As we have discussed above, ASC 985-603-15-3a and ASC 985-603-15-3b do not apply to our case. As for ASC 985-603-15-3c, since we don’t provide any kind of discounts on the future purchases, ASC 985-603-15-3c do not apply to our case either. As for ASC 985-603-15-3d, since the software developed by Hua An Limited and embedded in our products is essential to the functionality of our hardware in our products, the criteria discussed in paragraph 985-605-25-78 is not met either. Thus, the software should not be accounted for separately. Based on the above discussion, we conclude the adoption of ASC 2009-14 will not impact on our revenue recognition accounting policy either.

Note 10—Income taxes, page F-26

18.	In future filings, please disclose the types of expenses that are not deductible for tax purposes given the impact these permanent differences had on the effective tax rate for fiscal year 2009.

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Response:

The types of expenses that are not deductible for tax purposes given the impact of the permanent differences had on the effective tax rate for fiscal year 2009 are mainly 1) the non-deductible portion of meal and entertainment expenses that are not deductible in the PRC as well as 2) the additional 50% deduction of research and development expenses

We confirmed that in future filings, we will disclose the types of expenses that are not deductible for tax purposes given the impact these permanent differences had on the effective tax rate.

Note 16—Commitments and contingencies, page F-33

19.
In future filings, please expand your conclusion regarding the materiality of your litigation matters as it relates to your liquidity and financial position. To the extent that the ultimate resolutions could have a material impact on your liquidity and/or financial position, please revise your disclosures to state the amount or range by which your consolidated financial statements could be impacted above the amount of provision recognized, if any. Please refer to ASC 450-20-50-3 to 450-20-50-8 for guidance.

Response:

So far, all the claims of the legal proceedings that we involved in are less than $10,000, which are immaterial to our business. We believe our litigation matters have no material impact on our liquidity or financial position.

We confirmed that in future filings, we will only include the material litigation that will have material impact on our liquidity and/or financial position.  Otherwise, we will only include the follow paragraph, “From time to time, the Company is involved in legal matters arising in the ordinary course of business. Management currently is not aware of any legal matters or pending litigation, which would have a significant effect on the Company’s combined financial statements”.

Form 10-Q for the Fiscal Quarter Ended June 30, 2010-10-13

General

20.
We note your reference to a report of independent registered public accounting firm at the bottom of your consolidated balance sheets. Article 10-01 (d) of Regulation S-K requires a report of the accountant on the review to be included in the 10-Q when your reference the review. Please confirm that you will provide a report for your independent registered public accounting firm in the 10-Q, when you make reference to such report in the 10-Q.

Response:

The reference was a typographical error.  We will ensure that no such reference will be disclosed in all future filings if we did not include the report of independent registered public accounting firm.

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Note 2—Summary of significant accounting policies, page 8

21.
We note that during fiscal year 2010 you issued stock based compensation for services rendered, which is 12.1% of operating income for the six months ended June 30, 2010. We assume that these services were provided by non-employees. If correct, please include your accounting policy for these transactions in future filings. Please refer to ASC 505-50 for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

There are no services rendered for any stock-based compensation by non-employees during year 2010. 12.1% of operating income for the six months ended June 30, 2010, was due to the issuance of 1,000,000 shares of restricted stocks to our employee in December of 2009.

In addition to our current accounting policy disclosure under the Stock-based compensation caption in Note 2, we will include the following paragraph for our future filings in the accounting policy, “ASC 718 requires that all share-based compensation be recognized as an expense in the consolidated financial statements and that such cost be measured at the fair value of the award and requires compensation cost to reflect estimated forfeitures. The determination of the fair value of share-based compensation awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including our expected stock price volatility over the term of the awards, actual and projected share option exercise behaviors, risk-free interest rate and expected dividends. The volatility of the Company’s common stock was estimated by management based on the historical volatility of our common stock, the risk free interest rate was based on Treasury Constant Maturity Rates published by the U.S. Federal Reserve for periods applicable to the expected life of the share option, the expected dividend yield was based on the Company’s current and expected dividend policy, and the projected share option exercise behaviors is based on one-half of the sum of the vesting period and the contractual life of each share option.  This is the same as assuming that the options are exercised at the mid-point between the vesting date and expiration date.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 36

22.
We note that one major customer represented 60% of your sales for the three months ended March 31, 2010, and 33% of your sales for the three months ended June 30, 2010, which is a significant increase over the 10% of fiscal year 2009 sales from one major customer. Given the significant increase in the reliance on one customer for your operating results, please provide investors in future filings with a detailed understanding as to the reasons for the significant increase in sales to one customer along with your expectations for the continued reliance on the one customer in future reporting periods. Please refer to the Item 303 (A)(3) of Regulation S-K, Instruction 3 to Item 303 (A) of Regulation S-K, Sections 501. 02 and 501.12.b. of the Financial Reporting Codification for guidance.

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Response:

During the first two quarters of 2010, the significant increase in the reliance on one client for our operating results was due to the significant size of total solution contract that we successfully signed and executed with Wuhan Iron and Steel during the period. The value of this contract in iron and steel industry was up to $92 million, compared to the average contract value of $1 million in the history of the Company’s operations. Therefore, with the successful implement of this project during the first two quarters of 2010, Wuhan Iron and Steel became the client contributing the largest portion of our sales during the period. Since by the end of Q2, 2010, this $92 million contract was only 23% completed, we expected that large portion of our revenue will continue to rely on the execution of the contract with Wuhan Iron and Steel in the future reporting periods.

23.
We note that you attributed the decline in product sales to delays in contract signing and execution from the iron and steel industry. However, we further note that product sales comprised 48 executed contracts in the three months ended June 30, 2010, compared to 40 executed contracts in the three months ended June 30, 2009. As such, it is unclear how your explanation fully explains to investors the decline in product sales. Please ensure that your discussion and analysis provides investors with the full picture of the material factors contributing to the operating results of each period presented. Please refer to Item 303 (A)(3) of Regulation S-K and Section 501. 02 of the Financial Reporting Codification for guidance

Response:

Revenues from product sales were $3.6 million for the three months ended June 30, 2010, compared to $3.8 million for the three months ended June 30, 2009. The decrease in the revenues from product sales was mainly attributable to the smaller contract size that our clients from iron and steel industry signed, when the iron and steel industry faced significant industry weakness during the period. The average value of product sales contracts executed during the second quarter of 2010 was approximately $750,000, compared to approximately $950,000 during the same period of 2009.  We will ensure our future filings to include the full picture  of the material factors contributing to the operating results of each period presents in accordance to Item 303 (A)(3) of Regulation S-K and Section 501.02 of the Financial Reporting Codification.

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Liquidity and Capital Resources

24.
We note that the increases in the accounts receivable and in the unbilled costs and earnings accounts had a material adverse impact on your 2010 operating cash flows. Specifically, even though sales for the second quarter of fiscal year 2010 were flat, these accounts increased by an aggregate of $21.9 million, which reduced by your reported operating cash flow by 125%. Further, the $89.7 million aggregate account balance as of June 30, 2010, exceeds the total revenue recognized in the preceding 12 months, suggesting that your last 12 months of sales are largely uncollected. The only explanation in the filing appears to be the sentence on page 41 referencing “delays in payment” due to “industry weakness”. However, the extent and severity of these “delays” is not disclosed. Please quantify for us the extent to which any of the revenues recognized in the preceding 12 months have actually been collected as of June 30, 2010.

Response:

As of June 30, 2010, out of the revenues of $85.5 million recognized in the preceding 12 months, $46.8 million has been collected.

The main reason that made the increases in the account receivable and in the unbilled costs and earnings accounts was due to the weakness in iron and steel results into slower client’s billing as well as the reluctance of payments from iron and steel clients during the recent quarters, as more than 70 percent of our sales were contributed by our clients from iron and steel industry.

China’s iron and steel industry has been keeping its growth pace for more than 10 years. However, during recent quarters, we observed that our major clients in the iron and steel industry were facing a difficult time as the composite steel price index in China had fallen significantly due to the weakness in the housing industry, coupled with the rise in the cost of iron ore. The rising costs combined with the depressing steel prices allowed little to no room for these steel giants to profit in recent quarters. The difficult time that they are facing in recent quarters has caused them to preserve their cash on hand, thus slower down their billing or invoice process to us.

Internally we have formed a special accounts receivable collection team. Not only do we assign accounts receivable quotas to each individual sales person, we also hold a weekly accounts receivable team calls to ensure full the execution and effectiveness of our accounts receivable collection.

Currently, we have observed a positive result from our recent enforced effects on the collection. For example, as of December 31, 2009, there was $3.2 million of accounts receivable with aging more than 3 years on our balance sheet. With the enforcement in our accounts receivable collection efforts we have successfully collected $1.5 million, out of the $3.2 million, by the mid of this October. Therefore, we believe that the debtors to our accounts receivable have a strong credibility for payments and our extra efforts on the collection of our accounts receivable will accelerate the payments from our clients.

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25.
If any material portion of the revenues recognized in the last 12 months were collected as of June 30, 2010, then apparently the accounts receivable and/or the unbilled costs and earnings accounts include items over one year old. If this is the case, then please tell us and disclose in future filings the amount that is expected to be collected in more than one year. See also the responding disclosures required by Articles 5-02.3(c) (4) of Regulation S-K.

Response:

As of June 30, 2010, out of the revenues of $85.5 million recognized in the preceding 12 months, $46.8 million has been collected.

As of June 30, 2010, out of the aggregate amount of accounts receivable and in the unbilled costs and earnings accounts of $89.7 million, we expect that approximately $11 million needed to be collected more than one year, based on the aging analysis of our account receivables in historical collection pattern. However, since in recent quarters, we have started to enforced our accounts receivable collection efforts and positive results from payment collections were observed, the amount that will be collected in more than one year could be less than the amount we expected.

We confirmed that in future filings, we will disclose the amount that is expected to be collected in more than one year.

26.
Given the disclosure on page 36 concerning three month collection terms, please provide an aging schedule of your $44 million gross accounts receivable balance showing the amounts outstanding for: under 3 months; 3-6 months; 6-12 months; and over 1 year. Explain the circumstances surrounding any material accounts over three months old. This disclosure should also be provided in your future forms 10-Q and 10-K because it is necessary to a readers understanding of the adequacy of your loss allowance. In this regard, the utility of the loss allowance activity schedule on page F-14 of your 10-K is limited given that you apparently have never charged-off any accounts receivable. See Sections 501.12.b.3 of the Financial Reporting Codification for guidance.

Response:

Aging	1-90 Days	91-180 Day	181-360 Days	Above 1 year	Total
Amount	$8,694,882	$11,306,453	$10,323,130	$14,241,669	$44,566,134
Percentage	19.5%	25.4%	23.2%	31.9%	100.0%

In the above table, we set forth the aging schedule of our gross account receivable balance of $44.6 million as of June 30, 2010.

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The circumstances surrounding the account receivable over three months include: 1) most of the debtors to the account receivable over three months were the leading large-size State-Owned-Enterprises (SOE) in China’s iron and steel industry, who has a relatively strong credibility for payments. Therefore, there is only limited risk for the uncollection of these account receivable balances in future. On top of that, we have already provided enough allowance for the bad debt risk on our balance sheet to cover any potential uncollection risk. 2) recent industry-wide weakness in iron and steel industry resulted into the delay in payment from these clients. However there is only very limited risk for these debtors’ default in future, as they are mainly State-Owned-Enterprises (SOE), who are backed up by China government. 3) Due to the nature of our business, most of our clients are “large-size repeat clients”, which means that we are dealing with the same clients, but on their different construction projects at different locations in China. Therefore, our collection power of receivables with these clients is limited, as we still need to consider winning new contracts from these “large-size repeat clients” in future. 4) As our business requires only limited capital expenditure ($2 to $3 million per year) to maintain the growth, there is no urgency for us to convert their receivable into cash through collection.

27.
We note that the allowance for bad debts as of June 30, 2010, exceeds 16% of the gross receivables balance. There is a concern that readers may not understand the specific estimates and assumptions you used in assessing the adequacy of this allowance given that apparently no receivables have ever been charged-off. Please provide for us the specific analysis you performed in establishing the allowance balance as of June 30, 2010. This information should also be provided in your future filings pursuant to Sections 501.14 of the Financial Reporting Codification for guidance

Response:

We establish an allowance for doubtful accounts based on management’s assessment of the collectability of our account receivables. A considerable amount of judgment is required in assessing the amount of the allowance. We consider the historical level of credit losses, apply percentages to aged receivable categories, make judgments about the creditworthiness of each customer based on ongoing credit evaluations, and monitor current economic trends that might impact the level of credit losses in the future.  If the financial condition of the customers were to deteriorate, resulting in their inability to make payments, a larger allowance may be required.

Based on the above assessment, during the reporting years, the management establishes the general provisioning policy to make allowance equivalent to the sum of 3% of amount of account receivables between 3 months to 1 year, 15% of amount of account receivable between 1 year to 2 years, 40% of amount of account receivable between 2 years to 3 years and 100% of amount of account receivable above 3 years. Additional specific provision is made against account receivables to the extent which they are considered to be doubtful.

As most of the debtors to the our accounts receivable were the leading large-size State-Owned-Enterprises (SOE) in China’s iron and steel industry, who has a relatively strong credibility for payments, therefore, there is only limited risk for the uncollection of these account receivable balances in future. Based on the management’s assessment of the collectability of our account receivables and the historical experience in payment collection, we believe the provision for our account receive is sufficient for any uncollection risk.

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As of December 31, 2009, there was $3.2 million of account receivable with aging more than 3 years on our balance sheet. With the enforcement in our recent accounts receivable collection efforts, we have successfully collected $1.5 million out of the $3.2 million, by the middle of October, 2010. This is another good evidence for the management to conclude that the provision for our accounts receivable is sufficient for any uncollection risk in future. This recent successful collection of receivable is also the reason why the management believes that there is no need to write off any receivable from our balance sheet, as we have not observed any of our debtors to be default or bankrupt in the near future.

28.
Please identify for us the specific factors which have caused the substantial increase in your ratio of unbilled costs and earnings to quarterly revenues. In this regard, we note that the ration has increased from 1.28 as of June 30, 2009, to 2.42 as of June 30, 2010. Unless there has been a material change in your standard customer contracts, it is unclear whether your revenue recognition policies are being consistently applied. This information should also be disclosed in your future filings pursuant to Item 303 of Regulation S-K.

Response:

There is no material change in our standard customer contracts and our revenue recognition polices are being consistently applied during the period.

The main reason that made the ratio of unbilled costs and earnings to quarterly revenues increase significantly during the recent quarters was due the clients’ prolonged inspection and approval period for the project completion in their administrative process, as China’s iron and steel industry experienced industry-wide weakness during the recent quarters. Since more than 70 percent of our sales were contributed by our clients from iron and steel industry, this prolonged inspection and approval period results into slower client’s billing or invoicing, leading to a higher ratio of unbilled costs and earnings to quarterly revenues.

However, we believe this industry-wide weakness in iron and steel industry is short-term. The ratio of unbilled costs and earnings to quarterly revenues will resume back to historical level when iron and steel industry recover from the industry weakness in future.

29.
The 33% increase in your aggregate accounts receivable and unbilled costs and earnings as of June 30, 2010, is materially disproportionate with the 19% increase in aggregate accounts payable and accrued liabilities. Please describe for us the extent to which you have any ability to mitigate the adverse liquidity impact of the delays in customer payments by effectively delaying your payments to suppliers. This information should also be disclosed in your future filings pursuant to Section 501.13.b.1 of the Financial Reporting Codification.

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Response:
In order to mitigate the adverse liquidity impact of the delays in customer payments, we can negotiate with our suppliers for a better payment term, in order to slow down our payments to our suppliers in the future. However, due to the limited number of qualified suppliers available in the market, the potential delay in our payments to suppliers can not significantly offset the adverse liquidity impact of the delays from our customer payments.

We confirmed that in future filings we will disclose the above discussion.

If you have any further questions or comments, please do not hesitate to contact me or our attorney, Jiannan Zhang, Ph.D., Cadwalader, Wickersham & Taft LLP 2301 China Central Place, Tower 2 No. 79 Jianguo Road, Beijing 100025, China. +86 (10) 6599-7270 (Direct Phone) +86 (10) 6599-7300 (Main Fax), Jiannan.zhang@cwt.com

;		Sincerely,

CHINA FIRE & SECURITY GROUP, INC.

Date: November 01, 2010	By:	/s/ Brian Lin
Name: Brian Lin
Title: Chief Executive Officer

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